Exhibit 23.3

Petroleum Engineer Consent and Report Certificate of Qualification

Cawley, Gillespie & Associates, Inc. hereby consents to the use of the name, to references to our firm in the form and context in which they appear in the Annual Report on Form 10-K of Lilis Energy, Inc. for the year ended December 31, 2019 (the “Annual Report”), and to the use of and incorporation by reference in such Annual Report of our estimates of reserves, value of reserves, and our reports on reserves of estimates of oil and natural gas reserves for the years ended December 31, 2018 and December 31, 2017.

/s/ Cawley, Gillespie & Associates, Inc.
Cawley, Gillespie & Associates, Inc.
Texas Registered Engineering Firm F-693

April 30, 2020